Exhibit 99.1

Form 51-102F3
Material Change Report

Item 1                 Name and Address of Company

North American Energy Partners Inc. (“NAEPI” or the “Company”)
Suite 300,

18817 Stony Plain Road,

Edmonton, Alberta, T5S 0C2

Item 2                 Date of Material Change

October 17, 2013

Item 3                 News Release

The attached press release was disseminated through Marketwire on October 17, 2013 with respect to the material change.

Item 4                 Summary of Material Change

On October 17, 2013, NAEPI announced that it intends to make purchases in the normal course in the United States, primarily through the facilities of the New York Stock Exchange, of up to 1,800,000 voting common shares (the “Purchase Program”).  Such voting common shares represent approximately 5% of the 36,322,126 issued and outstanding voting common shares as of September 30, 2013.  The Purchase Program will commence on or about October 23, 2013 and will terminate no later than twelve months from the date of the first purchase under such program.  All purchases of shares in the United States will be made in compliance with Rule 10b-18 under the U.S. Securities Exchange Act of 1934.  The Company will enter into an agreement with a broker to establish an automatic share purchase plan (the “Plan”) in respect of the Purchase Program. The Plan will be established to provide standard instructions regarding how the Company’s voting common shares are to be purchased under the program, subject to pre-established parameters.

In order to commence the Purchase Program prior to the release of the Company’s financial results for the quarter ended September 30, 2013, the Company provided preliminary financial estimates for the quarter ended September 30, 2013.  The Company does not intend to provide such estimates in the future.  The Company expects financial performance for the quarter ended September 30, 2013 to be similar to the quarter ended June 30, 2013, as previously indicated. Revenue from the most recent quarter is expected to be in the range of $105 million to $120 million compared to revenue of $115 million for the quarter ended June 30, 2013.  Consolidated EBITDA is expected to be in the range of $9 million to $11 million compared to Consolidated EBITDA of $8.9 million for the quarter ended June 30, 2013. Such estimates exclude the impact of discontinued operations and non-recurring, non-operating items, such as income or expense items related to the sale of the Company’s piling business.

Item 5                 Full Description of Material Change

Please refer to the attached press release dated October 17, 2013, which is incorporated by reference herein.

Item 6                 Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7                 Omitted Information

None.

Item 8                 Executive Officer

The following executive officer is knowledgeable about the material change and may be contacted about this report.

Jordan Slator, General Counsel
(780) 969-5576

Item 9                 Date of Report

October 24, 2013

NEWS RELEASE

NORTH AMERICAN ENERGY PARTNERS ANNOUNCES SHARE
PURCHASE PROGRAM IN THE UNITED STATES AND FINANCIAL
ESTIMATE FOR THE QUARTER ENDED SEPTEMBER 30, 2013

Edmonton, Alberta, October 17, 2013 - North American Energy Partners Inc. (“NAEP” or the “Company”) (TSX/NYSE: NOA) today announced that it intends to make purchases in the normal course in the United States, primarily through the facilities of the New York Stock Exchange, of up to 1,800,000 voting common shares (the “Purchase Program”).  Such voting common shares represent approximately 5% of the 36,322,126 issued and outstanding voting common shares as of September 30, 2013.

Martin Ferron, President and Chief Executive Officer of the Company commented, “Over the last year we have used the initial proceeds from the sale of our pipeline construction assets and piling business to significantly reduce both the size and cost of our debt. We now think that it is appropriate to use monetized working capital from the divestments to purchase our shares. While near horizon demand for our services in the oil sands market remains challenging, we believe that our medium to long term prospects, together with the contingent cash proceeds from the sale of our piling business, are not fully reflected in our stock price. If this remains the case, we are confident that the purchase of our shares would be in the best long term interest of our shareholders.”

The Purchase Program will commence on or about October 23, 2013 and will terminate no later than twelve months from the date of the first purchase under such program.  All purchases of shares in the United States will be made in compliance with Rule 10b-18 under the U.S. Securities Exchange Act of 1934.  The safe harbor conditions of Rule 10b-18 limit the number of shares that can be purchased per day in the United States.  Subject to certain exceptions for block purchases, the maximum number of shares which can be purchased per day in the United States will be 25% of the average daily trading volume for the four calendar weeks preceding the date of purchase.  The price per share will be based on the market price of such shares at the time of purchase in accordance with regulatory requirements.

The Company will enter into an agreement with a broker to establish an automatic share purchase plan (the “Plan”) in respect of the Purchase Program. The Plan will be established to provide standard instructions regarding how the Company’s voting common shares are to be purchased under the program, subject to pre-established parameters. Concurrent with the establishment of the Plan, the Company will confirm to the broker that it is then not aware of any material undisclosed or non-public information with respect to the Company or any securities of the Company. During the term of the Plan, the Company will not communicate any material undisclosed or non-public information to the trading staff of the broker; accordingly, the broker may make purchases regardless of whether a trading blackout period is in effect or whether there is material undisclosed or non-public information about the Company at the time that purchases are made under the Plan. Pursuant to the terms of the Plan, provided that the Company is neither in possession of material undisclosed or non-public information relating to the Company nor in a trading blackout period, the Company will have the ability to authorize the broker to make purchases outside of the pre-established price limits. In the event that the Plan is materially varied, suspended or terminated, the Company will issue a press release advising of such variation, suspension or termination, as applicable. Shares purchased pursuant to the Purchase Program will be cancelled.

Since 1953   •   Heavy Construction & Mining

Suite 300, 18817 Stony Plain Road   Edmonton, Alberta   T5S 0C2   Canada   Phone 780.960.7171   Fax 780.969.5599
www.nacg.ca

In order to commence the Purchase Program prior to the release of the Company’s financial results for the quarter ended September 30, 2013, the Company is providing preliminary financial estimates.  The Company does not intend to provide such estimates in the future.  The Company expects financial performance for the quarter ended September 30, 2013 to be similar to the quarter ended June 30, 2013, as previously indicated. Revenue from the most recent quarter is expected to be in the range of $105 million to $120 million compared to revenue of $115 million for the quarter ended June 30, 2013.  Consolidated EBITDA is expected to be in the range of $9 million to $11 million compared to Consolidated EBITDA of $8.9 million for the quarter ended June 30, 2013. The estimate ranges in this release exclude the impact of discontinued operations and non-recurring, non-operating items, such as income or expense items related to the sale of the Company’s piling business.

As anticipated, the Company’s operating environment remained in line with the previous quarter. The Company expects a development decision for a significant new mine site by the end of the calendar year and continues to pursue heavy civil construction contracts in the oil sands and with other major resource companies in Canada.

All figures provided above with respect to the quarter ended September 30, 2013 are preliminary, have not been reviewed by the Company’s auditors and are subject to change as the Company’s financial results are finalized.  Additional discussion around the Company’s second quarter results will be addressed following the release of the financial results for the second quarter ended September 30, 2013 on the evening of November 5, 2013 after market close.  Following the release of the second quarter results, the Company will hold a conference call and webcast on Wednesday, November 6, 2013 at 7:00 a.m. Mountain Time (9:00 a.m. Eastern Time).

The call can be accessed by dialing:

Toll free: 1-877-407-8031
International: 1-201-689-8031

A replay will be available through December 6, 2013 by dialing:

Toll Free: 1-877-660-6853
International: 1-201-612-7415
Conference ID: 100722

The live and archived webcast can be accessed at:
http://www.investorcalendar.com/IC/CEPage.asp?ID=171797

About the Company
North American Energy Partners Inc. (www.naepi.ca) is one of the largest providers of heavy construction and mining services in Western Canada.  For more than 50 years, NAEP has provided services to large oil, natural gas and resource companies, with a principal focus on the Canadian Oil Sands.  The company maintains one of the largest independently owned equipment fleets in the region.

Consolidated EBITDA
Consolidated EBITDA is a measure defined in the Company’s credit agreement.  It is defined as EBITDA (which is calculated as net income before interest, income taxes, depreciation and amortization) excluding the effects of non-cash currency translation gain or loss, mark-to-market gain or loss on derivative financial instruments, non-cash stock-based compensation expense and certain other non-cash items including the impairment of goodwill.  The credit agreement requires the Company to satisfy certain financial covenants with reference to Consolidated EBITDA.  Non-compliance with these financial covenants could result in the Company being required to immediately repay all amounts outstanding under its credit facility.  We believe that EBITDA is a meaningful measure of the performance of our business because it excludes items, such as interest, income taxes, depreciation and amortization that are not directly related to the operating performance of our business.  Management reviews EBITDA to determine whether plant and equipment are being allocated efficiently.  In addition, our credit facility requires us to maintain a minimum fixed charge cover ratio and a maximum senior leverage ratio, both of which are calculated using Consolidated EBITDA.  Consolidated EBITDA has important limitations as an analytical tool and should not be considered in isolation or as a substitute for analysis of the Company's results as reported under US GAAP.  Consolidated EBITDA should not be considered as an alternative to operating income or net income as a measure of operating performance or cash flows as a measure of liquidity. For a reconciliation of Consolidated EBITDA to net income, please see our disclosure documents, including our most recent management’s discussion and analysis, filed with the securities regulatory authorities.

Forward Looking Statements
The information provided in this release contains forward-looking statements. Forward-looking statements include statements preceded by, followed by or that include the words “may”, “could”, “would”, “should”, “believe”, “expect”, “anticipate”, “plan”, “estimate”, “target”, ‘project”, “intend”, “continue”, “further” or similar expressions. Actual results could differ materially from those contemplated by such forward-looking statements as a result of any number of factors and uncertainties, many of which are beyond our control. Important factors that could cause actual results to differ materially from those in forward-looking statements include general economic and market conditions, success of business development efforts, changes in oil and gas prices, availability of a skilled labour force, internal controls, general economic conditions, terms of our debt instruments, exchange rate fluctuations, weather conditions, performance of our customers, access to equipment, changes in laws and ability to execute transactions. Undue reliance should not be placed upon forward-looking statements and we undertake no obligation, other than those required by applicable law, to update or revise those statements.

For more complete information about us you should read our disclosure documents that we have filed with the SEC and the CSA. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov or on the CSA website at www.sedar.com.

For further information, please contact:

David Brunetta, CMA
Senior Financial Manager, Investor Relations
North American Energy Partners Inc.
Office: (780) 969-5574
Email: dbrunetta@nacg.ca